

May 22, 2013

Via E-mail
Jodi K. Stevens
Chief Executive Officer
Forever Valuable Collectibles, Inc.
535 16th Street, Suite 820,
Denver, CO 80202

> **Re:**   **Forever Valuable Collectibles, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed May 7, 2013**
> **File No. 000-53377**

Dear Ms. Stevens,

We have reviewed your response and filing and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to our comment letter dated May 1, 2013 indicating that you did not provide pro forma financial statements or the financial statements of the companies to be acquired. In this regard, we note your disclosure on page 13 indicating that you do not consider the financial statements of AEGEA and Energis to be material. Please discuss how the financial statements of the entities to be acquired are not material in light of Instruction 1 to Item 13 of Schedule 14A, which indicates that "the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction." We also note your disclosure on page 13 indicating that one of the factors you considered upon arriving at the conclusion that the financial statements were not material, was the limited operations of these entities. However, we note your disclosure on page 11, which indicates that Energis owns real estate. In this regard, please discuss if the financial statements of

the entities to be acquired could be considered material in light of Rule 8-04(b) of Regulation S-X.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 if you have questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director